SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No.: 1)*

Name of issuer:    American Greetings Corporation

Title of Class of Securities:    Class B Common Shares

CUSIP Number:    026375204

Date of Event Which Requires Filing of this Statement:    December 31, 2004

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:    (X) Rule 13d-1(b) ( ) Rule 13d-1(c) ( ) Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following page(s))

13G

CUSIP No.:    026375204

1.    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Vanguard Fiduciary Trust Company, in its capacity as trustee for certain employee benefit plans

2.    CHECK THE APPROPRIATE [LINE] IF A MEMBER OF A GROUP

       Not Applicable   A.    B.

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Pennsylvania

(For questions 5-8, report the number of shares beneficially owned by each reporting person with:)

5.    SOLE VOTING POWER

      None

6.    SHARED VOTING POWER

      948,470 Shares

7.     SOLE DISPOSITIVE POWER

      None

8.    SHARED DISPOSITIVE POWER

      948,470 Shares

13G

CUSIP No.:    026375204

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      948,470 Shares

10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

       N/A

11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        21.566%

12.     TYPE OF REPORTING PERSON

         BK

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

_________________

Check the following [line] if a fee is being paid with this statement N/A

Item 1 (a) — Name of Issuer

      American Greetings Corporation

Item 1 (b) — Address of Issuer’s Principal Executive Offices:

      One American Road,

     Cleveland, OH 44144

Item 2 (a) — Name of Person Filing:

Vanguard Fiduciary Trust Company, in its capacity as trustee for certain employee benefit plans.

Item 2 (b) – Address of Principal Business Office or, if none, Residence:

      500 Admiral Nelson Blvd.

     Malvern, PA 19355

Item 2 (c) — Citizenship

Vanguard Fiduciary Trust Company is a trust company organized under the laws of the Commonwealth of Pennsylvania.

Item 2 (d) — Title of Class of Securities

      Class B Common Shares

Item 2 (e) — CUSIP Number

      026375204

Item 3 — Type of Filing:

      This statement is being filed pursuant to Rule 13d-1(b), or 13d-2(d), check whether the person filing is a:

      (b) X Bank as defined in Section 3(a)(6) of the Act.

Item 4 — Ownership:

      (a) Amount Beneficially Owned:

          948,470 Shares

      (b) Percent of Class:

          21.566%

      (c) Number of shares as to which such person has:

      (i)   sole power to vote or to direct the vote: None

      (ii)   shared power to vote or to direct the vote: 948,470 Shares*

      (iii)   sole power to dispose or to direct the disposition of: None

      (iv)   shared power to dispose or to direct the disposition of: 948,470 Shares**

*Vanguard Fiduciary Trust Company (VFTC) is the trustee of certain employee benefit plans. The issuer’s Class B Common Shares are held in trust for the benefit of employees in the plans. As of December 31, 2004, the trustee held 948,470 shares of the issuer’s Class B Common Shares on behalf of the plans, all of which had been allocated to plan participants. VFTC votes shares in accordance with the terms of the plan (subject to the trustee’s responsibilities under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), as applicable).

**Class B Common Shares are held in the issuer’s employee benefit plans in various accounts and were allocated by the source of contribution (employer, the predecessor to the employer or the employee). Class B Common Shares held on behalf of the plans may be disposed of by the trustee only in accordance with the terms of the plans.

Item 5. Ownership of Five Percent or Less of a Class.

          Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

          Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

          Not Applicable

Item 8. Identification and Classification of Members of the Group.

          Not Applicable

Item 9. Notice of Dissolution of Group

          Not Applicable

Item 10. Certification.

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 2, 2005

Vanguard Fiduciary Trust Company, Trustee

Name: Matthew Kogan Title: Assistant Secretary